UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Phei Suan, HO

Effective on June 30, 2025, Ms. Phei Suan, HO (“Ms. Ho”) resigned as an independent director, chairwoman of the Audit Committee, member of the Nominating Committee and member of the Compensation Committee of Top Wealth Group Holding Limited (the “Company”). Ms. Ho has indicated her resignation is for personal reasons and not due to any disagreement with the Company.

Kai Yin, WONG

Effective on June 30, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Mr. Kai Yin, WONG (“Mr. Wong”) as an independent director, chairman of the Audit Committee, member of the Nominating Committee and member of the Compensation Committee of the Company, to fill the vacancy of Ms. Ho. Mr. Wong meets the Nasdaq Stock Market independence requirements.

Mr. Wong, aged 44, has over 19 years of experience in the accounting and audit field. From 2006 to 2016, he was an assistant audit manager at Asiapac CPA & Company, where he led group audit projects and cooperated with component auditors located in various cities in China. From 2016 to 2018, he was an internal control manager at Petrochemicals Group Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 1192), where he developed risk-based audit plan and procedures and reported to the audit committee of the company on internal control weakness. From 2018 to 2024, he was an audit manager at Centurion ZD CPA & Co., where he performed annual audits and component audits for companies listed on Nasdaq and acted as internal control consultant performing overseas fieldwork in Sydney for the initial public offering of a company to be listed in Hong Kong. Since 2024, Mr. Wong has been an audit manager of The Dawn CPA Limited, where he was responsible for overseeing audit works for US initial public offering projects.

Mr. Wong has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Wong had, or will have, a direct or indirect material interest.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Independent Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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